Exhibit 23.1

              [Letterhead of MSCM LLP]



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-8 of our report dated November 13, 2009 relating to the audit of the financial statements of Vital Products Inc., appearing in the Annual Report on Form 10-K of Vital Products Inc. for the years ended July 31, 2009 and 2008.

Our report contains an explanatory paragraph that states that Vital Products Inc. has incurred significant losses from operations, anticipates additional losses in the next fiscal year, and has insufficient working capital as of July 31, 2009 to fund the anticipated losses, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/ MSCM LLP


Toronto, Canada
November 30, 2009